UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008
Commission File Number 000-52414

CHINAGROWTH NORTH ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

1818 Canggong Road, Fengxian Shanghai Chemical Industry Park Shanghai, China 201417
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
               ☒ Form 20-F                  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                ☐ Yes                 ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                           n/a

Attached hereto as Exhibit 99.1, which is incorporated herein by reference, is a copy of certain slides to be used in making a presentation to analysts, stockholders and potential investors on May 28, 2008 regarding the proposed business combination between the company and UIB Group Limited, a British Virgin Islands company, and that may be used in subsequent presentations to interested parties, including analysts, potential investors and stockholders. The information in the slides is not “filed” pursuant to the Securities Exchange Act and is not incorporated by reference into any Securities Act registration statements.

Exhibit No.	Description
99.1	Slides used in presentation.

Signatures

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH NORTH ACQUISITION CORPORATION

Date: May 28, 2007	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Financial Officer